SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                             PARTY CITY CORPORATION
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    702145103
                                    ---------
                                 (CUSIP Number)

                            Andrew P. Swary, Esquire
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                               New York, NY  10177
                                 (212) 986-1116
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 8, 2004
              ----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [_]

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

          Jack Futterman
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                        (a)  [_]
                                                                        (b)  [_]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS:

          N/A
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e):

                                                                             [_]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
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  NUMBER OF               7.  SOLE VOTING POWER
   SHARES                          870,300 shares of common stock
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                8.  SHARED VOTING POWER
    EACH                           -0- Shares
 REPORTING               -------------------------------------------------------
  PERSON                  9.  SOLE DISPOSITIVE POWER
   WITH                            870,300 shares of common stock
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER
                                   -0- Shares
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            908,300 shares of common stock (See Item 5)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                             [_]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.12%
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14.  TYPE OF REPORTING PERSON

          IN
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                                      -2-

     This Amendment No. 4 to Schedule13D (this "Amendment") is being filed on behalf of Jack Futterman (the "Reporting Person") to amend the Schedule 13D filed with the Securities and Exchange Commission on June 17, 1999 (as amended, the "Original Schedule 13D" and, collectively with this Amendment, the "Schedule 13D"). This Schedule 13D relates to the common stock, par value $.01 per share (the "Company Common Stock"), of Party City Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information in Item 3 of the Original Schedule 13D is hereby amended by deleting the last sentence thereof and adding the following:

     "On April 8, 2004, the Reporting Person exercised the balance of the Mandell Option and paid $2,100,000 to Steven Mandell as the aggregate exercise price for the acquisition of 700,000 shares of Company Common Stock pursuant to the Mandell Option Agreement. $800,000 of the $2,100,000 paid to Mr. Mandell in connection with the Reporting Person's acquisition of the 700,000 shares of Company Common Stock was provided by the Futterman Trust, and the remaining $1,300,000 paid to Mr. Mandell came from the Reporting Person's personal funds from an account with Smith Barney in the Reporting Person's name. The Reporting Person used personal funds to acquire all other shares of Company Common Stock beneficially owned by him, other than options issued to the Reporting Person by the Company, for which no funds have been expended by the Reporting Person."

ITEM 4.  PURPOSE  OF  TRANSACTION.

     The information in Item 4 of the Original Schedule 13D is hereby amended by adding the following sentence to the end of the first paragraph thereof:

     "On April 8, 2004, the Reporting Person exercised the balance of the Mandell Option and acquired 700,000 shares of Company Common Stock from Mr. Mandell for investment purposes."

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person beneficially owns 908,300 shares of Company Common Stock, of which 868,800 shares of Company Common Stock are owned by the Reporting Person outright, 1,500 shares of Company Common Stock are held by the Futterman Trust (of which the Reporting Person is the investment advisor) and 38,000 shares of Company Common Stock are subject to the Company Options, representing, in the aggregate (assuming the full exercise of the Outstanding Options), 5.12% of the total outstanding class of Company Common Stock (based upon 17,726,849 issued and outstanding shares of Company Common Stock as of February 2, 2004 as reported on a Form 10-Q for the quarter ended December 27, 2003 filed on February 10, 2004 with the Securities and Exchange Commission.

     (b) The Reporting Person has the sole power to vote and dispose of only 870,300 shares of the 908,300 shares of Company Common Stock that are reported as beneficially owned by the Reporting Person in this Schedule 13D.

     (c) Between February 20, 2004 and April 8, 2004, the Reporting Person sold an aggregate of 131,200 shares of Company Common Stock as follows:

DATE OF  NO. OF SHARES  PRICE PER   METHOD OF TRANSACTION
-------  -------------  ----------  ---------------------
  SALE      SOLD         SHARE
  ----      ----         -----
2/20/04         30,000  $    14.71  Open Market Transaction
3/08/04          8,000  $    15.25  Open Market Transaction
3/12/04         19,500  $    15.00  Open Market Transaction
3/17/04          5,000  $    14.95  Open Market Transaction
3/18/04          5,000  $    14.95  Open Market Transaction
3/19/04         14,000  $    14.95  Open Market Transaction
3/22/04          3,000  $    15.00  Open Market Transaction
3/23/04          3,000  $    15.10  Open Market Transaction
3/29/04          4,500  $    14.95  Open Market Transaction
3/31/04         10,000  $    14.90  Open Market Transaction
4/05/04         10,000  $    15.30  Open Market Transaction
4/06/04          2,500  $    15.35  Open Market Transaction
4/07/04          6,700  $    15.45  Open Market Transaction
4/08/04         10,000  $    15.68  Open Market Transaction

Except for the transactions described in this Item 5 of this Schedule 13D, during the last sixty (60) days there were no transactions effected by the Reporting Person with respect to the Company Common Stock.


     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to in this Schedule 13D of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  N/A.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2004

JACK  FUTTERMAN

By:     /s/    Jack Futterman
        ---------------------
        Name:  Jack Futterman


                                      -4-
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